Summit Therapeutics plc

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

May 24, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Therapeutics plc
Registration Statement on Form F-3
File No. 333-224938
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Summit Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-224938) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on May 29, 2018, or as soon thereafter as practicable.

Very truly yours, SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Name: Erik Ostrowski Title: Chief Financial Officer